EXHIBIT 99.1

News Release

TransAlta Reports Second Quarter 2015 Results

CALGARY, Alberta (July 29, 2015) – TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA; NYSE: TAC) today reported second quarter 2015 comparable EBITDA(1) of $183 million, a decrease of $30 million compared to last year and comparable FFO(1) of $160 million, $6 million higher than last year. Solid performance from Renewables and Gas, including contributions from the newly commissioned Australian pipeline, were more than offset by lower availability at Canadian Coal, mark-to-market losses on financial contract hedging of future generation that did not qualify for hedge accounting and Energy Marketing losses in Alberta and the Pacific Northwest. Alberta power prices averaged $57/MWh during the quarter, compared to $42/MWh in the same period last year. Year-to-date, comparable EBITDA was $458 million and comparable FFO was $371 million compared to EBITDA and FFO of $523 million and $392 million, respectively, for the same period in 2014.

“The second quarter performance of Canadian Coal and Energy Marketing was below our expectations,” said Dawn Farrell, President and CEO. “We expect that Energy Marketing will deliver the normal $40 to $60 million of gross margin for the year and that Canadian Coal will achieve stronger performance in the back half of the year due to pre-emptive maintenance completed in the second quarter. Although we are surprised by the AUC ruling issued earlier this week, we recognize our responsibility to ensure confidence in Alberta’s electricity system,” said Mrs. Farrell. “We stand by the need for full and fair competition and look forward to working with the province and the AUC to address these questions squarely and openly.”

“The actions that led to this case were stopped almost five years ago when we became aware that the market rules governing forced outages were in dispute. That being said, we will undertake an independent review of our practices today to ensure Albertans that our practices comply with the highest standards in Alberta. This independent review will be made public,” said Mrs. Farrell.

Recent Strategic Accomplishments
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Agreed to acquire 71 megawatts (MW) of long-term contracted renewable generation assets for cash consideration of US$76 million together with the assumption of certain tax equity obligations and US$42 million of non-recourse project debt. The assets include TransAlta’s first solar facilities, representing 21MW of solar facilities in Massachusetts and a 50MW wind facility in Minnesota and increase the pipeline of assets to potentially drop-down into TransAlta Renewables. The acquisition is subject to the satisfaction of customary conditions and is expected to close by the end of September 2015.

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(1)Comparable EBITDA refers to Earnings before interest, taxes, depreciation and amortization including finance lease income and adjusted for certain other items. FFO refers to Funds from Operations. Free Cash Flow refers to Funds from Operations less sustaining capital, preferred dividends and non-controlling interest payments. Comparable EBITDA, comparable net earnings attributable to common shareholders, comparable funds from operations, comparable free cash flow, comparable earnings per share, comparable funds from operations per share, and comparable free cash flow per share are not defined under International Financial Reporting Standards (“IFRS”). Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Refer to the Comparable Funds from Operations and Comparable Free Cash Flow and Earnings and Other Measures on a Comparable Basis sections of the MD&A for the quarter for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.

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Restructured contractual agreements with Suncor Energy at our Poplar Creek facility and acquired two wind farms, representing 65 MW of capacity, in Alberta and Ontario. The contract restructuring increases the contract duration by 7 years, reduces our merchant exposure in Alberta, adds high quality renewables assets and sources additional assets for potential future drop-downs into TransAlta Renewables. The transaction is subject to the satisfaction of a number of customary conditions and the receipt of regulatory approval and is expected to close in the third quarter.

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Received approval from the Alberta Utilities Commission in June to construct Sundance Unit 7, an 856 MW high efficiency natural gas-fired power plant in Alberta. Construction of the facility will not commence until we have contracted a significant portion of the plant capacity.

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TransAlta Renewables invested $1.78 billion to acquire an economic interest based on the cash flows of our portfolio of Australian assets and fund the construction of the South Hedland project. The transaction raised $217 million in net cash proceeds used to reduce borrowings on our credit facilities and increased our ownership of TransAlta Renewables from 70 per cent to 76 per cent.

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Maintained focus on improving our competitive position in Canadian Coal. The first planned outage with Alstom was completed in the quarter and the second planned outage commenced shortly thereafter. The Alstom agreement, which covers 10 planned outages at Canadian Coal, is expected to result in estimated direct cost savings of $34 million over the full term of the 3 year contract.

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At June 30, 2015 our liquidity was ~$1.1 billion compared to $1.5 billion a year earlier and $1.6 billion as at Dec. 31, 2014. We used our liquidity to repay a USD$500 million Senior Note that matured in January. Lower liquidity at the end of the quarter is due to a seasonal increase in our coal inventory as well as an increase in receivables resulting from higher prices in June in the Pacific Northwest and Alberta.

Second Quarter Review by Segment

Comparable EBITDA	3 Months Ended		6 Months Ended
(in CAD$ millions)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Canadian Coal	71	83	166	178
U.S. Coal	11	16	34	33
Gas	77	72	160	155
Wind	33	33	88	96
Hydro	25	20	39	40
Energy Marketing	(18)	4	5	53
Corporate	(16)	(15)	(34)	(32)
Total Comparable EBITDA	183	213	458	523

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Canadian Coal: Comparable EBITDA in the second quarter was $71 million compared to $83 million for the same period last year. The decrease is primarily driven by mark-to-market losses on certain forward financial contracts that do not qualify for hedge accounting but provide a solid economic hedge against price fluctuations. Losses on these contracts generally reverse over time as we deliver power to the market. Canadian Coal was also impacted by lower availability than last year driven by an additional planned outage during the second quarter of 2015, higher derates due to the impact of hot weather (normally occurring in the third quarter) on cooling ponds, and a recurring baghouse issue at Keephills 3. The financial impacts of these outages were mitigated in part by depressed power prices in April and May. Year-to-date, comparable EBITDA totaled $166 million, down $12 million from the same period last year.

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U.S. Coal: Comparable EBITDA was $11 million in the second quarter and $34 million year-to-date compared to $16 million and $33 million, respectively, for the same periods in 2014. Due to the persistence of low power prices in the first quarter, we elected to start maintenance early on both Centralia units in anticipation of better prices in the summer months. Both units returned to service in the second quarter after their annual maintenance. U.S. Coal was also impacted by mark-to-market losses on certain forward financial contracts put in place to hedge our future generation but which do not qualify for hedge accounting.

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Gas: Comparable EBITDA was $77 million in the second quarter and $160 million year-to-date compared to $72 million and $155 million, respectively, for the same periods in 2014. The increase is primarily driven by additional revenues from the Australian natural gas pipeline, which was commissioned in the first quarter, and the strengthening of the U.S. dollar as a significant portion of our revenue in Australia is denominated in U.S. dollars.

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Wind: Comparable EBITDA was $33 million in the second quarter consistent with the same period in 2014. On a year-to date basis, comparable EBITDA decreased by $8 million to $88 million compared to the same period in 2014, primarily as a result of lower power prices during the first quarter of 2015 in Alberta.

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Hydro: Comparable EBITDA increased by $5 million to $25 million over the same period in 2014 as we used flexibility under our contracts to capture higher prices in Alberta following increased price volatility. Year-to-date comparable EBITDA was $39 million, in-line with the same period in 2014.

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Energy Marketing: Energy Marketing generated comparable EBITDA loss of $18 million in the quarter and comparable EBITDA of $5 million on a year-to-date basis, down from earnings of $4 million and $53 million, respectively, compared to the same periods in 2014. The decrease is attributable to extraordinary market conditions in the first quarter of last year that resulted in substantial customer margins and volatile market conditions in the second quarter of this year that negatively affected our trading results.

•	Corporate: Corporate Segment costs were $16 million in the second quarter and $34 million year-to-date, consistent with the same periods in 2014.

Consolidated Financial Review

Comparable EBITDA for the quarter was $183 million down from $213 million in the same period last year. The decrease in comparable EBITDA is mostly attributable to unfavourable Energy Marketing results, mark-to-market losses on economic hedges on Canadian Coal and U.S. Coal, and lower availability in Canadian Coal.

Comparable FFO for the quarter was $160 million, $6 million higher than same period in 2014 as most of the shortfall in EBITDA is due to mark-to-market losses. Comparable free cash flow for the quarter was in line with the same period in 2014.

During the quarter, comparable net loss attributable to common shareholders was $44 million ($0.16 net loss per share), down from a net loss of $12 million ($0.04 net loss per share) during the same period last year. The decrease was a result of lower comparable EBITDA.

Reported net loss attributable to common shareholders was $131 million for the quarter ($0.47 net loss per share) compared to a net loss of $50 million ($0.18 net loss per share) for the same period in 2014. The differences between comparable and reported net earnings are mainly due to changes in the fair value of de-designated and economic hedges at U.S. Coal net of related tax expense, an increase in deferred income tax that resulted from the Australian transaction and an increase in the Alberta Corporate tax rate in June 2015.

Operating Review

Availability for the quarter, after adjusting for economic dispatching at U.S. Coal, was 80.9 per cent compared to 85.4 per cent in the same quarter last year. Year-to-date, the adjusted availability is 86.1 per cent which is below our target of 89 to 91 per cent for 2015. Availability at Canadian Coal for the second quarter was negatively impacted by a two-month Force Majeure outage at our Keephills 1 facility due to a damaged superheater and higher thermal derates at Canadian Coal due to hot weather earlier in the season. Our second quarter availability was also affected by two planned outages compared to only one last year. The planned outage at Sundance 3 was also extended to allow for more work to be completed. We have one planned coal outage remaining on units we operate for the balance of the year.

Total sustaining capital expenditures (excluding flood recovery capital) were $104 million for the second quarter and are $174 million year-to-date. We are in line with our 2015 annual target range of $295-$325.

Recent Events

Proceedings before the Alberta Utilities Commission

On July 27, 2015, the Alberta Utilities Commission (“AUC”) issued its decision in the Alberta Market Surveillance Administrator case. We are still reviewing the ruling which found, among other things, that TransAlta’s actions in relation to four outage events at its coal-fired generating units, spanning 11 days in 2010 and 2011, restricted or prevented a competitive response from the associated PPA buyers and manipulated market prices away from a competitive market outcome. Our review includes the possibility of filing a leave to appeal with the Alberta Court of Appeal, which must be filed within 30 days. The ruling marks the end of the first phase of the proceedings. The second phase of the proceedings will consider any penalties the AUC may impose against the Corporation.

U.S. Wind and Solar Acquisition

In July, TransAlta agreed to acquire 71 megawatts (MW) of long-term contracted renewable generation assets from an affiliate of Rockland Capital LLC for a purchase price of US$ 75.8 million together with the assumption of certain tax equity obligations and US$ 41.8 million of non-recourse project debt. The assets acquired include 21MWs of solar facilities located in Massachusetts and a 50MW wind facility located in Minnesota. This is TransAlta’s first solar project and, along with the wind facility acquired, increases the pipeline of assets to potentially drop-down into TransAlta Renewables. The acquisition is subject to the satisfaction of customary conditions and is expected to close by the end of September 2015.

Poplar Creek Restructuring and Acquisition of Two Wind Farms

In July, we agreed with Suncor Energy to restructure our arrangement for the power generation services at Suncor’s oil sands base site near Fort McMurray and to acquire their interest in two wind projects located in Alberta and Ontario. The contract restructuring increases the duration of the contract by 7 years, reduces our merchant exposure in Alberta, adds high quality renewables assets to TransAlta’s wind fleet and sources additional assets for potential future drop-downs into TransAlta Renewables.

As a result of the agreement, the net assets of Poplar Creek, totaling approximately $226 million are being reclassified to assets held for sale in the third quarter. The amount includes the net book value of gas generators, as the new contract is anticipated to constitute a finance lease arrangement.

The restructuring transaction and related arrangements are subject to the satisfaction of a number of customary conditions and the receipt of regulatory approval. The transaction is expected to close in the third quarter of 2015.

Specified Gas Emitters Regulation

On June 29, 2015, the Alberta Government announced changes to its provincial greenhouse gas (“GHG”) regulation, referred to as the Specified Gas Emitters Regulation (“SGER”), increasing the GHG reduction obligation for large emitters from 12 per cent to 20 per cent as well as the compliance price of the technology fund from $15 per tonne to $30 per tonne. The changes will be phased in starting with 2016 which will have a 15 per cent reduction obligation and $20 per tonne compliance price of the technology fund.

The increased compliance costs of the extended SGER program is not anticipated to have a material impact on TransAlta in the next five years, as a significant portion of these costs are passed though under the change-in-law provisions of our PPAs. Additionally, the GHG offsets created by our Alberta wind facilities are expected to increase in value through 2017, as greenhouse gas emitters can use them as compliance instruments in place of contributing to the technology fund.

Sundance 7

On June 9, 2015, TAMA Power received approval from the AUC to construct and operate an 856 MW combined-cycle natural gas-fired power plant in Alberta.

The next stage in the development of the project, the Alberta Environment and Sustainable Resource Development review, is currently underway. Construction of Sundance 7 will not commence until we have contracted a significant portion of the plant capacity.

Sale of an Economic Interest to TransAlta Renewables Inc.

On May 7, 2015, we completed the sale of an economic interest based on the cash flows of our Australian assets to TransAlta Renewables for total consideration of $1.78 billion (“the Transaction”). The Australian assets consist of 575 MW of power generation from six operating assets and the South Hedland project currently under construction, as well as the recently commissioned 270 kilometre gas pipeline.

With the closing of the Transaction, TransAlta received $217 million in net cash proceeds as well as approximately $1,067 million through a combination of Common Shares and Class B Shares in TransAlta Renewables, increasing our ownership from 70 per cent to 76 per cent. TransAlta Renewables has also committed to funding the remaining costs to construct the South Hedland project. The Corporation will continue to own, manage and operate the Australian assets.

Keephills 1 Force Majeure

On March 17, 2015, an unplanned outage began at our 395 MW Keephills 1 facility due to a damaged superheater. The unit returned to service on May 17, 2015. We have given notice to the PPA buyer and the Balancing Pool of a Force Majeure event.

South Hedland Power Station

Continued progress on construction of the AUD$570 million, 150 MW combined cycle gas power station in South Hedland, Australia, which we will own and operate. Bulk earthworks and soil remediation is complete and contractors have been mobilized. Long lead equipment was ordered with no reported delays in delivery. The fully contracted power station is expected to be commissioned and delivering power to customers in the first half of 2017.

Second Quarter 2015 Highlights

In $CAD millions, unless otherwise stated	3 Months Ended		6 Months Ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Adjusted availability (%)(1),(2)	80.9	85.4	86.1	88.4
Production (GWh)(1),(3)	8,820	9,283	18,720	21,350
Revenue	438	491	1,031	1,266
Comparable EBITDA	183	213	458	523
Reported Net Loss attributable to common shareholders	(131)	(50)	(124)	(1)
Comparable Net Earnings (loss) attributable to common shareholders	(44)	(12)	(18)	35
Comparable Funds from Operations	160	154	371	392
Cash Flow from Operating Activities	(39)	51	114	330
Comparable Free Cash Flow	23	20	133	159

Net Loss per common share	(0.47)	(0.18)	(0.45)	-
Comparable Net Earnings (loss) per share	(0.16)	(0.04)	(0.06)	0.13
Comparable Funds from Operations per share	0.57	0.57	1.33	1.45
Comparable Free Cash Flow per share	0.08	0.07	0.48	0.59
Dividends paid per common share	0.18	0.18	0.36	0.47

(1) Availability and production includes all generating assets (generation operations and finance leases). 2014 availability also includes equity investments.
(2) Adjusted for economic dispatching at U.S. Coal.
(3) 2014 production includes 314 GWh from CE Generation LLC and Wailuku Holding Company, LLC, both of which were sold in 2014. Refer to the Significant 2014 Events and Subsequent Events section of our 2014 Annual MD&A for further discussion.

The complete report for the quarter, including MD&A and unaudited interim financial statements, as well as our quarterly presentation, will be available on the Investors section of our website: www.transalta.com.

Conference call

We will hold a conference call and webcast at 9:00 a.m. MT (11:00 a.m. ET) today to discuss our second quarter 2015 results. The call will begin with a short address by Dawn Farrell, President and CEO, and Donald Tremblay, Chief Financial Officer, followed by a question and answer period for investment analysts, investors and other interested parties. A question and answer period for the media will immediately follow. Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Brent Ward" as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-800-319-4610
Outside of Canada & USA call: 1-604-638-5340

A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at http://www.transalta.com/investor-centre/events-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-669-9658 (Canada and USA toll free) or 1-604-674-8052 (Outside of Canada) with TransAlta pass code 2231 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

About TransAlta

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

Cautionary Statement Regarding Forward Looking Information

This news release contains forward looking statements including, without limitation, statements regarding the business and anticipated financial performance of TransAlta, the acquisition of renewable generation assets in Massachusetts and Minnesota, the restructuring of contractual agreements with Suncor, the development of Sundance Unit 7, the development of the South Hedland power station, expected sustaining capital expenditures for 2015, target fleet availability for 2015, expected cost reductions from the maintenance contract with Alstom and other initiatives, the potential drop-down of assets to TransAlta Renewables, the impact of changes to the SGER on TransAlta and the decision of the AUC in respect of the Alberta Market Surveillance Administrator case. These statements are based on TransAlta’s belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities, changes in market prices where we operate, unplanned outages at generating facilities and the capital investments required, equipment failure and our ability to carry out repairs in a cost effective and timely manner, the effects of weather, disruptions in the source of fuels, water or wind required to operate our facilities, energy trading risks, failure to obtain necessary regulatory approvals in a timely fashion, legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and commodity prices, general economic conditions in the geographic areas where TransAlta operates, impediments to the construction of the South Hedland power project and failure to proceed with plans for the sale of contracted assets or economic interests to TransAlta Renewables as a result of failure to agree to commercial terms with the independent directors of TransAlta Renewables, adverse market conditions or failure to obtain any regulatory, shareholder or third party approvals, failure to satisfy the conditions to the acquisition of renewable generation assets in Massachusetts and Minnesota and the restructuring of contractual agreements with Suncor and the impact of penalties arising from the AUC decision. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information:

Investor Inquiries:	Media Inquiries:
Brent Ward	Leanne Yohemas
Director, Corporate Finance and Investor Relations	Senior Advisor, External Communications
Phone: 1-800-387-3598 in Canada and U.S.	Phone: Toll-free media number: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com

Jaeson Jaman
Manager, Investor Relations
Phone : 1-800-387-3598 in Canada and U.S.
Email : investor_relations@transalta.com